Exhibit 23.2

The Board of Directors
DiamondCluster International, Inc.:

We consent to incorporation by reference in this registration statement on Form S-8 of DiamondCluster International, Inc. of our reports dated April 25, 2003, relating to the consolidated balance sheets of DiamondCluster International, Inc. and its subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2003, and the related schedule, which reports appear in the March 31, 2003 annual report on Form 10-K of DiamondCluster International, Inc. Our report contains an explanatory paragraph that describes the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” as of April 1, 2002.

/s/ KPMG LLP

Chicago, Illinois
October 13, 2003